

Mail Stop 3030

June 20, 2017

Via E-mail
Kateryna Malenko
Chief Executive Officer
Artin Consulting Inc.
1000 North Nellis Blvd, Ste 241
Las Vegas, NV 89110

      Re: Artin Consulting Inc.
              Amendment No. 6 to Registration Statement on Form S-1
              Filed June 12, 2017
              File No. 333-216026

Dear Ms. Malenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2017 letter.

The shares eligible for future sale may increase the supply of shares on the market diluting the value of the shares purchased hereunder, page 14

Rule 144 Shares, page 14

1.   Revise the disclosure in your second and third risk factors on page 14 to refer to the holding period in Rule 144(i)(2) as noted in prior comment 1. Rule 144(i)(2) provides that Rule 144 is not available for the resale of your securities until one year has elapsed from the date that you have filed the information that is required by Form 10 reflecting your status as an entity that is no longer an issuer described in Rule 144(i)(1)(i).

Background, page 27

2.   Reconcile your disclosure in response to prior comment 2 that the business of "Kat Consulting included project management, development of marketing strategy including online marketing, website building including news website and, use of social media" with your disclosure on page 5 that Kat Consulting has "no operations as of yet."

Unaudited Financial Statements for the Three Months Ended March 31, 2017

Condensed Balance Sheets, page F-1

3.   Please revise so that the balance sheet as of December 31, 2016 is mathematically accurate. Also, similarly revise the corresponding balance sheet presented under Summary Financial Data on page 4 of your filing.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery